Mail Stop 6010
Via Facsimile and U.S. Mail

November 18, 2008

Mr. Michael D. Fraizer
Chairman, President and Chief Executive Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

   Re: **Genworth Financial, Inc.**
      Form 10-K for fiscal year ended December 31, 2007
      File No. 1-32195

Dear Mr. Fraizer:

   We have completed our review of your Form 10-K and have no further comments at this time.

            Sincerely,

            Carlton E. Tartar
            Branch Chief